Exhibit 99.1

PROXY STATEMENT
______________

Extraordinary General Meeting of Shareholders

January 28, 2015

                We invite you to attend RRsat Global Communications Network Ltd.’s Extraordinary General Meeting of Shareholders.  The meeting will be held on January 28, 2015, at 4:00 p.m. (Israel time), at the company’s executive offices at RRsat Building, Negev Street, Airport City 7019900, Israel.

We are sending you this Proxy Statement because you hold Ordinary Shares, par value NIS 0.01 per share, of the company.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to approve the grant of options to Tim Richards and Yaron Sheinman, members of our Board of Directors; and

(2)	to approve a consulting arrangement with Tim Richards, a member of our Board of Directors.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at RRsat Building, Negev Street, Airport City 7019900, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by January 28, 2015 at 6:59 A.M. (Israel time).  Unless you indicate otherwise in the proxy card, by signing and returning the proxy card you are certifying that your holdings and your vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to the company’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the company’s Special License No. 5-10439-2-95049 (or the consent of the Israeli Minister of Communications was previously obtained).

Copies of the proxy card, the notice of the meeting and this proxy statement are available at http://www.astproxyportal.com/ast/15028.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on December 29, 2014.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on December 29, 2014, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about December 29, 2014, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On December 29, 2014, we had outstanding 17,337,986 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least one-third of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one day (to the same time and place), or to a day, time and place proposed by our Board of Directors.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, provided they hold Ordinary Shares representing at least 10% of our voting power.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.

                If a shareholder holds Ordinary Shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count.  If a shareholder holds Ordinary Shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder’s behalf.

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 and 2 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS

The following table shows information as of December 29, 2014, for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,337,986 Ordinary Shares outstanding as of December 29, 2014.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., RRsat Building, Negev Street, Airport City 7019900, Israel.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares
Executive Officers and Directors
Dr. Shlomo Shamir	125,000	*
Avi Cohen	156,250	*
Shmuel Koren	-	-
Ziv Mor	26,563	*
Tzurit Golan	-	-
Elad Manishviz	-	-
Nissim Barda	-	-
David Assia	19,000	*
Harel Beit-On	-	-
Vered Levy-Ron	10,000	*
Yigal Berman	-	-
Alexander Milner	-	-
Ron Oren	6,667	*
David Rivel	821,381	4.74%
Tim Richards	-	-
Yaron Sheinman	-	-
Ayal Shiran	-	-
All directors and officers as a group (17 persons)	1,164,861	6.71%
Five Percent Shareholders
Del-Ta Engineering Equipment Ltd. (2)	5,940,367	34.26%
Viola A.V. RRsat, Limited Partnership (3)	4,958,374	28.6%
Harel Insurance Investments & Financial Services Ltd. (4)	1,144,319	6.60%

_______________________

*      Less than 1%.

(1)           Includes outstanding options that vest within 60 days of December 29, 2014

(2)           Based on Schedule 13D/A filed with the SEC on December 5, 2013 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 4059300.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of December 15, 2014, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.9% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of December 15, 2014, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 89.57% of the voting power and share capital of Inter-Gamma Investment Company Ltd. of such shares Rapac Communication & Infrastructure Ltd. directly holds 251,228 Ordinary Shares.  Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(3)           Based on Amendment No. 3 to Schedule 13D filed with the SEC on April 10, 20143 and on other information provided to us.  The address of Viola A.V. RRsat, Limited Partnership is 12 Abba Eban Avenue, Herzliya Pituach 4672530, Israel.  Viola P.E. GP Ltd. serves as the general partner of Viola A.V. RRsat, Limited Partnership and possesses voting and investment authority with respect to the Ordinary Shares held thereby.  Mr. Harel Beit-On is the sole director of Viola P.E. GP Ltd.  The holdings of equity interests of Viola P.E. GP Ltd. by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi constitute, directly or indirectly, a majority of the issued and outstanding share capital of Viola P.E. GP Ltd., in the aggregate, and provide them with ultimate voting and investment authority with respect to the Ordinary Shares directly held by Viola A.V. RRsat, Limited Partnership.  In addition, Viola A.V. RRsat, Limited Partnership has voting rights over an additional 821,381 Ordinary Shares held by Mr. David Rivel pursuant to that certain Shareholders Agreement, dated April 4, 2013, by and between Viola A.V. RRsat, Limited Partnership and David Rivel.

(4)           Based on Schedule 13G filed with the SEC on December 9, 2013.  The address of Harel Insurance Investments & Financial Services Ltd. is Harel House, 3 Aba Hillel Street, Ramat Gan 52118, Israel.  In accordance with the Schedule 13G, (i) 1,114,019 ordinary shares are held by Harel for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by Harel’s subsidiaries, each of which subsidiaries operates under independent management and makes independent voting and investments decisions, and (ii) 30,300 ordinary shares are beneficially held for its own account.

ITEM 1 –PROPOSAL TO APPROVE THE GRANT OF OPTIONS TO TWO DIRECTORS

Our Compensation Committee and Board of Directors have approved, and recommended that our shareholders approve, (i) the grant to our director, Tim Richards (appointed to the Board in November 2014), of options to purchase 15,000 Ordinary Shares, of which 5,000 options shall vest upon each of the first, second and third anniversaries of the date of the Extraordinary Shareholders Meeting, and (ii) the grant to our director, Yaron Sheinman (appointed to the Board in December 2013), of options to purchase 15,000 Ordinary Shares, of which 3,750 options shall vest upon grant on the date of the Extraordinary Shareholders Meeting, and an additional 3,750 options shall vest upon each of the first, second and third anniversaries of the date of the Extraordinary Shareholders Meeting.

The options shall have an exercise price per share equal to the average closing price of our ordinary shares on NASDAQ during the 30 day period immediately preceding the date of the Extraordinary General Meeting, subject to adjustments for cash dividends payable to shareholders of record after the date of grant and prior to the vesting date of the applicable dividend tranche, and may be exercised only in a cashless exercise method. The options shall have a term of seven years, an acceleration of vesting upon change of control, and otherwise be subject to the terms of our 2006 Israel Equity Incentive Plan, as amended.

Our Compensation Committee and Board of Directors further determined that the grant of the options is in the best interest of the company and is in accordance with the terms of the company’s Compensation Policy for Directors.  Under Israel’s Companies Law, the grant of options requires the approval of the Compensation Committee, the Board of Directors and our shareholders, in that order.

We are proposing to adopt the following resolutions:

RESOLVED, to approve the grant of options to purchase Ordinary Shares to Tim Richards, a director of RRsat Global Communications Network Ltd., as set forth in Item 1 of the Proxy Statement.

FURTHER RESOLVED, to approve the grant of options to purchase Ordinary Shares to Yaron Sheinman, a director of RRsat Global Communications Network Ltd., as set forth in Item 1 of the Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to grant options to the directors.

ITEM 2 – PROPOSAL TO APPROVE A CONSULTING ARRANGEMENT WITH TIM
RICHARDS, A MEMBER OF OUR BOARD OF DIRECTORS

Mr. Tim Richards was appointed to our Board of Directors in November 2014.  Prior to his appointment, Mr. Richards provided strategy consulting services to the company on a regular basis and special consulting services on a project by project basis.

Our Compensation Committee and Board of Directors have determined that it is in the best interest of the company that Mr. Richards continue to provide consulting services to the company following his appointment as director.  In accordance with Israel’s Companies Law, any compensation paid to a director, whether in his role as director or otherwise, requires the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order.

Accordingly, our Compensation Committee and Board of Directors have approved, and recommended that our shareholders approve, that the company continue its retainer agreement with Mr. Richards for the provision of strategy consulting services for an annual fee of $30,000, and that the Compensation Committee be authorized to approve, from time to time, the engagement of Mr. Richards to provide special consulting services on a project by project basis not to exceed aggregate fees of $100,000 on an annual basis (in excess of the annual retainer fee).

Our Compensation Committee and Board of Directors further determined that the consulting arrangements with Mr. Richards are in the best interest of the company and in accordance with the terms of the company’s Compensation Policy for Directors.

We therefore propose that the following resolution be adopted:

RESOLVED, to approve the consulting arrangements with Mr. Tim Richards, a member of the Board of Directors, as described in Item 2 of the Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the consulting arrangements with Mr. Richards.

ADDITIONAL INFORMATION

Voting Restrictions.  We conduct our operations pursuant to licenses granted to us by the Ministry of Communications of the State of Israel.  Our Articles of Association and the licenses contain provisions that may cause the suspension of voting rights of holders of our Ordinary Shares if such holder (that was not one of our shareholders prior to our initial public offering) becomes a beneficial holder of 10% or more of our Ordinary Shares or acquires our Ordinary Shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister of Communications of the State of Israel.  Ordinary Shares held in breach of these limits may be considered dormant shares and will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings).  Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares.

Any shareholder seeking to vote at the Extraordinary General Meeting must notify us prior to the vote if any of the shareholder’s holdings in RRsat or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control of RRsat, in each case as specified in Article 12A of our Articles of Association and in Section 1(b) to Annex H of our Special License No. 5-10439-0-96224 and in Section 1(b) to Annex H of our Special License No. 5-10439-2-95049, and such consent was not previously obtained.  Unless indicated otherwise in the proxy card, by signing and sending the enclosed proxy card, each shareholder certifies to RRsat that neither the shareholder’s holdings nor the shareholder’s vote requires the consent of the Minister of Communications of the State of Israel, or that such consent was obtained.

By Order of the Board of Directors, Dr. Shlomo Shamir Chairman of the Board of Directors

Dated: December 29, 2014